September 13, 2024

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Helio Corporation
Confidential Submission of the Draft Registration Statement on Form S-1

Dear Sir/Madam,

On behalf of our client, Helio Corporation, a corporation organized under the laws of Florida (the “Company”), we are hereby submitting a draft registration statement on Form S-1 (the “Draft Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the Company’s proposed public offer and sale of the Company’s common stock, no par value.

The Company confirms that it is an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act. Pursuant to the FAST Act, as applicable to emerging growth companies, the Company is omitting interim financial statements for the six months ended April 30, 2024 based on the Company’s reasonable belief that such omitted period will not be required to be included in the filing at the time of the offering. The Company will amend the registration statement prior to distributing any preliminary prospectuses to include all financial information required at the time of amendment, which we anticipate will include financial information for the nine months ended July 31, 2024.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at 407-312-4405 or via e-mail at jim@byrdcampbell.com.

/s/ James S. Byrd
James S. Byrd
Counsel for Helio Corporation